UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Act of 1935
File No.  70-7218; 70-8037
Report Date:  July 1, 2001 to September 30, 2001


In the Matter of:
Central and South West Corporation
AEP Credit, Inc.


         1. AEP Credit, Inc. (Credit) hereby files a balance sheet as of September 30, 2001, statements of income for the three and twelve-month periods ended September 30, 2001, and 2000, and notes to the financial statements as
Exhibit 1 attached hereto.

         2. At September 30, 2001, AEP Credit had outstanding borrowings of $750,000,000 from CitiBanc at an effective rate of 3.9993% for the quarter and outstanding borrowings of $750,000,000 from BancOne at an effective rate of 4.0026% for the quarter. These borrowings are provided under a conduit financing arrangement which expires May 31, 2002.

         3. Credit hereby files, as Exhibit 2 attached hereto the earnings coverage for Credit's indebtedness for the period from July 1, 2001 through September 30, 2001 and Credit's capital structure at September 30, 2001. Credit hereby files as Exhibit 3 attached hereto the twelve-month average of outstanding accounts receivable, twelve-month average of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during said period as of the end of each month.

         4. With respect to affiliated companies, Central Power and Light Company (CPL), Columbus Southern Power Company (CSP), Indiana Michigan Power Company (I&M), Kentucky Power Company (KP), Ohio Power Company (OPC), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), West Texas Utilities Company (WTU), Appalachian Power (AP) and Kingsport (KGP), Credit hereby certifies that the allowed returns on common equity for the period from July 1, 2001 through September 30, 2001 were unchanged in all regulatory jurisdictions from the previous certificate of notification. Credit also hereby files the discount calculation for affiliated companies, an analysis of the allowed returns on common equity and the factoring expense savings for affiliated companies as shown in Exhibits 4, 5 and 6, respectively, attached hereto.

         5. With respect to Reliant Energy HL&P, formerly known as Houston Lighting & Power Company, Credit had a twelve-month average of outstanding receivable balances for the period ending September 30, 2001 of $708,218,559. During the quarter ended September 30, 2001 the daily maximum balance relating to the purchase of accounts receivable from Reliant Energy HL&P was $773,782,082.
         6. As a result of the merger between AEP and CSW, and the addition of AEP subsidiaries as affiliated customers of AEP Credit, the terms of the 50% Restriction were met October 31, 2000, prior to the expiration of the Temporary Relief on December 31, 2000. Consequently, the Temporary Relief was allowed to expire on December 31, 2000.

         7. Credit hereby files as Exhibit 7 attached hereto the calculation, by month, of the CPL finder fee attributable to the factoring of Reliant Energy HL&P receivables by Credit.

         8. Credit hereby files as Exhibit 8 attached hereto a copy of any state regulatory commission decision or analysis addressing the effect of the factoring of AEP System accounts receivable rates which were issued during the period July 1, 2001 through September 30, 2001.

         9. Copy of the audited annual financial statements for the year ended December 31, 2000. [CSW/AEP Credit File Number 70-7218, Exhibit 9, first quarter 2001]

         10. Copy of the accounting system procedures and chart of accounts of Credit as maintained by American Electric Power Service Corporation (AEPSC). [CSW/AEP Credit File Number 70-7218, Exhibit 10, first quarter 2001]

         11. Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration of Central and South West Corporation (CSW) and Credit, in File No. 70-7218, and in accordance with the terms and conditions of the Commission's orders dated July 31, 1986, May 8, 1988, December 27, 1989, August 30, 1990, December 21, 1990, December 24, 1991, December 9, 1992, December 21,
1993, December 16, 1994, and March 11, 1997, permitting said Application-Declaration to become effective, and the Form U-1 Application-Declaration of CSW, Central Power and Light Company and Credit, in File No. 70-8037, and in accordance with the terms and conditions of the Commission's orders dated December 8, 1992 and December 29, 1992, permitting said Application-Declaration to become effective.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Corporation has duly caused this report to be signed on the 14th day of November, 2001.




                                         By :   /s/ Armando Pena
                                              --------------------

                                                 Armando Pena
                                                 Treasurer



1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                           Transmission
Number                    Exhibit                                    Method
-------                   -------                                 ------------
   1    Unaudited balance sheet as of September 30,                Electronic
        2001, unaudited statements of income for the three and twelve month periods ended September 30, 2001, and unaudited notes to the financial statements.

   2    Earnings coverage for the period from July 1,              Electronic
        2001 through September 30, 2001 and capital structure at September 30, 2001.


   3    Twelve month average as of the end of each month of        Electronic
        outstanding accounts receivable of affiliated and non-affiliated companies, twelve month average as of the end of each month of accounts receivable purchases from non-affiliated companies, and bad debt write-offs related to non-affiliated companies during the period July 1, 2001 through September 30, 2001.

   4    Discount calculation for affiliated companies for the      Electronic
        three months ended September 30, 2001.

   5    Analysis of the allowed returns on common equity for       Electronic
        affiliated companies at September 30, 2001.

   6    Factoring expense savings for the affiliated companies     Electronic
        for the three months ended September 30, 2001.

   7    Calculation, by month, of CPL finder fee attributable      Electronic
        to factoring of Reliant Energy HL&P receivables during the period July 1, 2001 through September 30, 2001.

   8    Copy of any state regulatory commission decision or        Electronic
        analysis addressing the effect of the factoring of AEP System accounts receivable rates issued during the period July 1, 2001 through September 30, 2001.







                                                                                                    EXHIBIT 1
                                                                                                  Page 1 of 3

                                                 AEP CREDIT, INC.
                                                  BALANCE SHEET
                                             AS OF SEPTEMBER 30, 2001
                                              (Thousands, Unaudited)

                                              ASSETS
     CURRENT ASSETS:
          Cash and cash equivalents                                                         $               -
          Accounts receivable - Affiliated                                                            895,608
          Accounts receivable - Nonaffiliated                                                         843,758
          Allowance For Uncollectible Accounts                                                       (23,848)
                                                                                              ----------------
                     Total current assets                                                           1,715,518

     OTHER ASSETS:
          Deferred income taxes                                                                         9,750
          Other                                                                                         1,346
                                                                                              ----------------

                  Total other assets                                                                   11,096
                                                                                              ----------------

                  Total assets                                                              $       1,726,614
                                                                                              ================

                               LIABILITIES AND STOCKHOLDER'S EQUITY
     CURRENT LIABILITIES:
          Short-term debt                                                                   $       1,500,000
          Deferred income tax                                                                               -
          Deferred credits                                                                             34,768
          Accounts payable - affiliated                                                                84,864
          Unearned revenue                                                                              3,386
          Other liabilities                                                                            17,867
                                                                                              ----------------

                  Total current liabilities                                                         1,640,885
                                                                                              ----------------

     STOCKHOLDER'S EQUITY:
          Common stock, no par; authorized 1,000 shares;
              Issued and outstanding 283 shares                                                             1
          Additional Paid-in capital                                                                   85,728
                                                                                              ----------------
                           Total stockholder's equity                                                  85,729

                  Total liabilities and stockholder's equity                                $       1,726,614
                                                                                              ================


                         The accompanying notes to the financial statements are an integral part of these statements.








                                                                                                                      EXHIBIT 1
                                                                                                                    Page 2 of 3

                                AEP CREDIT, INC.
                              STATEMENTS OF INCOME
                       FOR THE PERIODS ENDED SEPTEMBER 30
                             (Thousands, Unaudited)


                                                                 Three Months Ended                   Twelve Months Ended
                                                               2001             2000                2001              2000
                                                          ---------------  ----------------     --------------    --------------
REVENUES                                                $         44,286 $          41,737    $       159,198   $       111,877

OPERATING EXPENSES:
     Interest                                                     15,749            23,225             70,398            55,954
     Provision for bad debts                                      17,324            10,263             53,025            33,314
     Credit line fees                                              1,377               949              4,664             2,236
     General and administrative                                      743               500              2,854             1,927
                                                          ---------------  ----------------     --------------    --------------

                                                                  35,193            34,937            130,941            93,431
                                                          ---------------  ----------------     --------------    --------------

OPERATING INCOME                                                   9,093             6,800             28,257            18,446
                                                          ---------------  ----------------     --------------    --------------

OTHER INCOME AND (DEDUCTIONS):
     Interest income                                                   -                 -                  -               283
     Tax benefit of parent company loss                               21                33                414               268
                                                          ---------------  ----------------     --------------    --------------

                                                                      21                33                414               551
                                                          ---------------  ----------------     --------------    --------------

INCOME BEFORE FEDERAL INCOME TAXES                                 9,114             6,833             28,671            18,997
                                                          ---------------  ----------------     --------------    --------------

FEDERAL INCOME TAXES:
     Current                                                       5,187             3,718             10,632            10,605
     Deferred                                                    (2,004)           (1,338)              (742)           (4,050)
                                                          ---------------  ----------------     --------------    --------------

                                                                   3,183             2,380              9,890             6,555
                                                          ---------------  ----------------     --------------    --------------

NET INCOME                                              $          5,931 $           4,453    $        18,781   $        12,442
                                                          ===============  ================     ==============    ==============





                   The accompanying notes to the financial statements are an integral part of these statements.


                                                                      EXHIBIT 1
                                                                    Page 3 of 3

                                 AEP CREDIT, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           September 30, 2001 AND 2000

1.  GENERAL:

The accompanying Unaudited financial statements should be read in conjunction with the 2000 audited financial statements. Certain prior-period amounts have been reclassified to conform to current-period presentation. In the opinion of management, these unaudited financial statements reflect all adjustments (consisting of only normal recurring accruals), which are necessary for a fair presentation of the results of operations for interim periods.

2.  SHORT-TERM DEBT:

On May 30, 2001, the Company ceased to issue commercial paper and allowed its $2 billion unsecured revolving credit facility to mature. The funding needs were replaced by a $1.5 billion purchase agreement which closed on May 30, 2001. Bank-sponsored conduits are funding this facility.

3. ReLIANT ENERGY HL&P:

The Company entered into an agreement with Reliant Energy HL&P (formerly Houston Lighting & Power Company) to purchase substantially all of its utility receivables. During the quarters ended September 30, 2001 and 2000, the Company had average Reliant Energy HL&P receivable balances of $590,033,000 and $576,710,000, respectively.

Prior to March 11, 1997, the Company was subject to a SEC restriction (50% Restriction) which required the average amount of non-affiliated accounts receivable outstanding to be less than the average amount of affiliated accounts receivable outstanding for the previous twelve calendar months. The Company received SEC authority to sell excess Reliant Energy HL&P receivables to third parties in order to maintain the Company's compliance with the 50% Restriction. On March 11, 1997, the SEC issued an order granting the Company temporary relief from the 50% restriction. This restriction limits the twelve-month rolling average of HLP receivables to $450 million and $100 million for other non-affiliated companies. This temporary relief was allowed to expire during the fourth quarter of 2000 as the Company became compliant with the original 50% restriction and continued to be in compliance at September 30, 2001.



                                                                                                              EXHIBIT 2


                                                   AEP CREDIT, INC.
                                                   EARNINGS COVERAGE
                                              (Thousands, except ratios)

                                                                                     2001

                                                                July                August               September
Net Income                                                         $2,037               $1,675                   $2,218
Income Taxes                                                        1,092                  898                    1,171
Tax Benefit of Parent
  Company Loss                                                          -                    -                        -
Interest                                                            5,568                6,102                    5,457
  Expense/
  Credit Line Fees
                                                           ---------------      ---------------      -------------------

Earnings                                                           $8,697               $8,675                   $8,846
                                                           ===============      ===============      ===================



Interest Expense/                                                  $5,568               $6,102                   $5,457
  Credit Line Fees



Ratio of Earnings
  To Fixed Charges                                                   1.56                 1.42                     1.62





                                                   CAPITAL STRUCTURE
                                                  September 30, 2001
                                                      (Thousands)

Short-term Debt                                                $1,500,000                  90%
Interco Loan                                                       84,864                   5%
Common Equity                                                      85,729                   5%
                                                           ---------------      ---------------

                   Total                                       $1,670,593                 100%
                                                           ===============      ===============





                                                                                                                          EXHIBIT 3
                                                                                                                        Page 1 of 2
                                  AEP CREDIT, INC.
                  AVERAGE MONTHLY ACCOUNTS RECEIVABLE BALANCES
                              USING 50% RESTRICTION
                                   (Thousands)



                                                       Twelve Months                Twelve Months                Twelve Months
                                                           Ended                        Ended                        Ended
                                                       July 31, 2001                August 31, 2001            September 30, 2001
                                                   -----------------------     -------------------------  --------------------------
           AFFILIATES
---------------------------------

AP                                                              $ 70,095                      $ 69,697                      $ 68,669
CPL                                                              174,950                       179,177                       182,294
PSO                                                              114,204                       117,972                       119,487
SWEPCO                                                           101,867                       102,389                       102,594
WTU                                                               51,966                        52,793                        52,803
CSP                                                              118,719                       116,800                       114,849
I&M                                                              103,271                       103,787                       104,031
KGP                                                                7,695                         7,617                         7,553
KP                                                                27,571                        27,566                        27,561
OPC                                                              105,002                       102,269                        99,952
                                                 -----------------------     -------------------------   ---------------------------

                                Total Affiliates:               $875,340                      $880,067                      $879,793
                                                 =======================     =========================   ===========================

         NON-AFFILIATES
---------------------------------
Texas - New Mexico Power                                         $58,326                       $59,173                       $59,578
 Reliant Energy HL&P                                             570,692                       581,300                       590,033
                                                 -----------------------     -------------------------   ---------------------------

                                                                $629,018                      $640,473                      $649,611
                                                 -----------------------     -------------------------   ---------------------------

 Reliant Energy HL&P Receivables sold to
    Third parties                                                      0                             0                             0
                                                 -----------------------     -------------------------   ---------------------------

                            Total Non-Affiliates:               $629,018                      $640,473                      $649,611
                                                 =======================     =========================   ===========================

Over/(Under) 50% Restriction                                  ($246,322)                    ($239,594)                    ($230,182)
                                                 =======================     =========================   ===========================









                                                                                                                       EXHIBIT 3
                                                                                                                     Page 2 of 2

                                AEP CREDIT, INC.
                               BAD DEBT WRITE-OFFS
                                   (Thousands)



                                                        July 31, 2001             August 31, 2001          September 30, 2001
                                                    ----------------------     -----------------------   ------------------------

NON-AFFILIATES
Texas - New Mexico Power                                             $167                        $156                       $295
 Reliant Energy HL&P                                                  724                       5,821                      2,142
                                                    ----------------------     -----------------------   ------------------------

                              Total Non-Affiliates:                  $891                      $5,977                     $2,437
                                                    ======================     =======================   ========================


                                                                     EXHIBIT 4
                                                                  Page 1 of 10

                         CENTRAL POWER AND LIGHT COMPANY
                              DISCOUNT CALCULATION
                       THREE MONTHS ENDED September 30, 2001




                                             Retail              Wholesale
                                           ------------         ------------


Weighted Cost of Capital (Annualized)         0.031603             0.031929
Average Days Outstanding                         31.17                25.09
                                          ------------         ------------
Weighted Cost of Capital (Average
Days Outstanding)                             0.002698             0.002195
Collection Experience Factor                  0.002827             0.000000
Agency Fee Rate                               0.013696             0.013696
                                          ------------         ------------

Total Discount Factor                         0.019221             0.015891
                                          ============         ============






ASSUMPTIONS

INTEREST RATE                                  3.9335%
RETAIL ROCE                                   10.9000%
WHOLESALE ROCE                                11.4900%
TAX RATE                                      38.0000%
DEBT RATIO                                    95.0000%
EQUITY RATIO                                   5.0000%

                                                                      EXHIBIT 4
                                                                   Page 2 of 10

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                              DISCOUNT CALCULATION
                      THREE MONTHS ENDED September 30, 2001




                                                   Retail          Wholesale
                                                 ------------     ------------


Weighted Cost of Capital (Annualized)               0.031658         0.031929
Average Days Outstanding                               32.74            22.00
                                                 ------------     ------------
Weighted Cost of Capital (Average
Days Outstanding)                                   0.002840         0.001924
Collection Experience Factor                        0.003786         0.000000
Agency Fee Rate                                     0.013696         0.013696
                                                 ------------     ------------

Total Discount Factor                               0.020321         0.015620
                                                 ============     ============






ASSUMPTIONS

INTEREST RATE                                       3.9335%
RETAIL ROCE                                        11.0000%
WHOLESALE ROCE                                     11.4900%
TAX RATE                                           38.0000%
DEBT RATIO                                         95.0000%
EQUITY RATIO                                        5.0000%

                                                                     EXHIBIT 4
                                                                  Page 3 of 10

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                              DISCOUNT CALCULATION
                      THREE MONTHS ENDED September 30, 2001




                                      Arkansas  Louisiana   Texas   Wholesale
                                      --------  ---------  -------  ---------


Weighted Cost of Capital (Annualized   0.03152  0.031714 0.034254   0.031929
Average Days Outstanding                 34.32     38.17    30.88      39.17
                                     ---------  -------- --------   --------
Weighted Cost of Capital (Average
Days Outstanding)                     0.002964  0.003317 0.002898   0.003427
Collection Experience Factor          0.002428  0.002376 0.001660   0.000000
Agency Fee Rate                       0.013696  0.013696 0.013696   0.013696
                                      --------  -------- --------   --------

Total Discount Factor                 0.019087  0.019389  .018253   0.017122
                                      ========  ========  =======   ========






ASSUMPTIONS

INTEREST RATE                          3.9335%   3.9335%  3.9335%
ROCE                                  10.7500%  11.1000% 15.7000%   11.4900%
TAX RATE                              38.0000%  38.0000% 38.0000%
DEBT RATIO                            95.0000%  95.0000% 95.0000%
EQUITY RATIO                           5.0000%   5.0000%  5.0000%

                                                                      EXHIBIT 4
                                                                   Page 4 of 10

                          WEST TEXAS UTILITIES COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED September 30, 2001




                                               Retail            Wholesale
                                            -------------      --------------


Weighted Cost of Capital (Annualized)           0.031865            0.031929
Average Days Outstanding                           29.58               39.46
                                            -------------      --------------
Weighted Cost of Capital (Average
Days Outstanding)                               0.002583            0.003452
Collection Experience Factor                    0.002874            0.000000
Agency Fee Rate                                 0.013696            0.013696
                                            -------------      --------------

Total Discount Factor                           0.019152            0.017147
                                            =============      ==============






ASSUMPTIONS

INTEREST RATE                                    3.9335%
RETAIL ROCE                                     11.3750%
WHOLESALE ROCE                                  11.4900%
TAX RATE                                        38.0000%
DEBT RATIO                                      95.0000%
EQUITY RATIO                                     5.0000%

                                                                      EXHIBIT 4
                                                                   Page 5 of 10

                         COLUMBUS SOUTHERN POWER COMPANY
                              DISCOUNT CALCULATION
                       THREE MONTHS ENDED September 30, 2001




                                                          Retail
                                                       -------------


Weighted Cost of Capital (Annualized)                      0.032464
Average Days Outstanding                                      33.12
                                                       -------------
Weighted Cost of Capital (Average
Days Outstanding)                                          0.002945
Collection Experience Factor                               0.008533
Agency Fee Rate                                            0.013696
                                                       -------------

Total Discount Factor                                      0.025174
                                                       =============






ASSUMPTIONS

INTEREST RATE                                               3.9335%
RETAIL ROCE                                                12.4600%
TAX RATE                                                   38.0000%
DEBT RATIO                                                 95.0000%
EQUITY RATIO                                                5.0000%

                                                                     EXHIBIT 4
                                                                  Page 6 of 10

                         INDIANA MICHIGAN POWER COMPANY
                              DISCOUNT CALCULATION
                       THREE MONTHS ENDED September 30, 2001




                                                Indiana         Michigan
                                              ------------    -------------


Weighted Cost of Capital (Annualized)            0.032210         0.032763
Average Days Outstanding                            32.94            35.53
                                              ------------    -------------
Weighted Cost of Capital (Average
Days Outstanding)                                0.002907         0.003190
Collection Experience Factor                     0.002624         0.002567
Agency Fee Rate                                  0.013696         0.013696
                                              ------------    -------------

Total Discount Factor                            0.019227         0.019452
                                              ============    =============






ASSUMPTIONS

INTEREST RATE                                     3.9335%          3.9335%
ROCE                                             12.0000%         13.0000%
TAX RATE                                         38.0000%         38.0000%
DEBT RATIO                                       95.0000%         95.0000%
EQUITY RATIO                                      5.0000%          5.0000%

                                                                     EXHIBIT 4
                                                                  Page 7 of 10

                             KENTUCKY POWER COMPANY
                              DISCOUNT CALCULATION
                       THREE MONTHS ENDED September 30, 2001




                                                     Retail
                                                  -------------


Weighted Cost of Capital (Annualized)                 0.031934
Average Days Outstanding                                 36.97
                                                  -------------
Weighted Cost of Capital (Average
Days Outstanding)                                     0.003234
Collection Experience Factor                          0.004267
Agency Fee Rate                                       0.013696
                                                  -------------

Total Discount Factor                                 0.021197
                                                  =============






ASSUMPTIONS

INTEREST RATE                                          3.9335%
RETAIL ROCE                                           11.5000%
TAX RATE                                              38.0000%
DEBT RATIO                                            95.0000%
EQUITY RATIO                                           5.0000%

                                                                      EXHIBIT 4
                                                                   Page 8 of 10

                               OHIO POWER COMPANY
                              DISCOUNT CALCULATION
                       THREE MONTHS ENDED September 30, 2001




                                                           Retail
                                                        -------------


Weighted Cost of Capital (Annualized)                       0.032658
Average Days Outstanding                                       23.36
                                                        -------------
Weighted Cost of Capital (Average
Days Outstanding)                                           0.002090
Collection Experience Factor                                0.007467
Agency Fee Rate                                             0.013696
                                                        -------------

Total Discount Factor                                       0.023253
                                                        =============






ASSUMPTIONS

INTEREST RATE                                                3.9335%
RETAIL ROCE                                                 12.8100%
TAX RATE                                                    38.0000%
DEBT RATIO                                                  95.0000%
EQUITY RATIO                                                 5.0000%

                                                                      EXHIBIT 4
                                                                   Page 9 of 10

                            APPALACHIAN POWER COMPANY
                              DISCOUNT CALCULATION
                        THREE MONTHS ENDED September 30, 2001




                                               Virginia
                                              ------------


Weighted Cost of Capital (Annualized)            0.031575
Average Days Outstanding                            35.98
                                              ------------
Weighted Cost of Capital (Average
Days Outstanding)                                0.003113
Collection Experience Factor                     0.003241
Agency Fee Rate                                  0.013696
                                              ------------

Total Discount Factor                             0.20049
                                              ============






ASSUMPTIONS

INTEREST RATE                                     3.9335%
RETAIL ROCE                                       10.850%
TAX RATE                                         38.0000%
DEBT RATIO                                       95.0000%
EQUITY RATIO                                      5.0000%

                                                                      EXHIBIT 4
                                                                  Page 10 of 10

                                    KINGSPORT
                              DISCOUNT CALCULATION
                       THREE MONTHS ENDED September 30, 2001




                                                         Retail
                                                      -------------


Weighted Cost of Capital (Annualized)                     0.032210
Average Days Outstanding                                     35.24
                                                      -------------
Weighted Cost of Capital (Average
Days Outstanding)                                         0.003110
Collection Experience Factor                              0.003412
Agency Fee Rate                                           0.013696
                                                      -------------

Total Discount Factor                                     0.020218
                                                      =============






ASSUMPTIONS

INTEREST RATE                                              3.9335%
RETAIL ROCE                                               12.0000%
TAX RATE                                                  38.0000%
DEBT RATIO                                                95.0000%
EQUITY RATIO                                               5.0000%

                                                                      EXHIBIT 5


                                 AEP CREDIT, INC.
                        ALLOWED RETURNS ON COMMON EQUITY
                       THREE MONTHS ENDED September 30, 2001

                                                            ALLOWED
                                                             RETURN
                                                          -------------

              CPL
                 - RETAIL                                     10.9000%
                 - WHOLESALE                                  11.4900%

              PSO
                 - RETAIL                                     11.0000%
                 - WHOLESALE                                  11.4900%

              SWEPCO
                 - ARKANSAS                                   10.7500%
                 - LOUISIANA                                  11.1000%
                 - TEXAS                                      15.7000%
                 - WHOLESALE                                  11.4900%

              WTU
                 - RETAIL                                     11.3750%
                 - WHOLESALE                                  11.4900%

              CSP
                - RETAIL                                      12.4600%

              I&M
                - INDIANA                                     12.0000%
                - MICHIGAN                                    13.0000%

              KP
                - RETAIL                                      11.5000%

              OPC
                - RETAIL                                      12.8100%

              AP
                - VIRGINIA                                    10.8500%

              KGP
                 - RETAIL                                     12.0000%

                                                                      EXHIBIT 6




                                 AEP CREDIT, INC.
                              AFFILIATED COMPANIES
                            FACTORING EXPENSE SAVINGS
                       THREE MONTHS ENDED September 30, 2001
                                   (Thousands)


             20%                      5%
            EQUITY                  EQUITY                    SAVINGS
         -------------            ------------             ---------------
AP             $1,124                    $788                        $336
CPL             3,756                   2,628                       1,128
CSP             2,110                   1,412                         697
I&M             1,908                   1,287                         621
KGP               128                      87                          41
KP                444                     306                         138
OPC             1,628                   1,079                         549
PSO             2,522                   1,762                         760
SWEPCO          2,216                   1,472                         744
WTU             1,061                     732                         329
         -------------            ------------             ---------------

TOTAL         $16,898                 $11,552                      $5,345
         =============            ============             ===============



                                                                                           EXHIBIT 7
                                                                                         Page 1 of 3

                   AEP CREDIT, INC.
     FACTORING OF RELIANT ENERGY HL&P RECEIVABLES
            CALCULATION OF CPL FINDER FEE


                               Reliant
                             Energy HL&P
                             Receivables              Finder Fee             Finder Fee
        Date                   Balance                   Rate                  Amount
 -------------------    ----------------------    --------------------   --------------------

 1 Jul 2001                    621,147,076.69                0.000000                      0
 2 Jul 2001                    630,530,519.63                0.000041                 25,852
 3 Jul 2001                    624,412,427.59                0.000041                 25,601
 4 Jul 2001                    624,412,427.59                0.000000                      0
 5 Jul 2001                    633,366,246.17                0.000041                 25,968
 6 Jul 2001                    656,795,393.25                0.000041                 26,929
 7 Jul 2001                    656,795,393.25                0.000000                      0
 8 Jul 2001                    656,795,393.25                0.000000                      0
 9 Jul 2001                    666,390,979.41                0.000041                 27,322
 10 Jul 2001                   685,277,203.49                0.000041                 28,096
 11 Jul 2001                   661,289,782.82                0.000041                 27,113
 12 Jul 2001                   670,671,017.68                0.000041                 27,498
 13 Jul 2001                   693,941,757.11                0.000041                 28,452
 14 Jul 2001                   693,941,757.11                0.000000                      0
 15 Jul 2001                   693,941,757.11                0.000000                      0
 16 Jul 2001                   699,744,760.19                0.000041                 28,690
 17 Jul 2001                   702,229,043.89                0.000041                 28,791
 18 Jul 2001                   704,767,910.78                0.000041                 28,895
 19 Jul 2001                   708,156,489.74                0.000041                 29,034
 20 Jul 2001                   719,657,063.78                0.000041                 29,506
 21 Jul 2001                   719,657,063.78                0.000000                      0
 22 Jul 2001                   719,657,063.78                0.000000                      0
 23 Jul 2001                   715,205,965.61                0.000041                 29,323
 24 Jul 2001                   699,421,923.82                0.000042                 29,376
 25 Jul 2001                   706,776,865.57                0.000042                 29,685
 26 Jul 2001                   708,606,874.42                0.000042                 29,761
 27 Jul 2001                   703,042,985.76                0.000042                 29,528
 28 Jul 2001                   703,042,985.76                0.000000                      0
 29 Jul 2001                   703,042,985.76                0.000000                      0
 30 Jul 2001                   699,331,214.99                0.000042                 29,372
 31 Jul 2001                   699,359,897.04                0.000042                 29,373
                                                                                   ---------

 July 2001                                                                          $594,165
                                                                                   =========





                                                                                                 EXHIBIT 7
                                                                                               Page 2 of 3

                 AEP CREDIT, INC.
   FACTORING OF RELIANT ENERGY HL&P RECEIVABLES
          CALCULATION OF CPL FINDER FEE


                                 Reliant
                               Energy HL&P
                               Receivables              Finder Fee              Finder Fee
        Date                     Balance                   Rate                   Amount
----------------------    ----------------------    -------------------    ----------------------
1 Aug 2001                       693,582,385.42               0.000042                    29,130
2 Aug 2001                       697,537.743.31               0.000042                    29,297
3 Aug 2001                       697,378,481.87               0.000042                    29,290
4 Aug 2001                       697,378,481.87               0.000000                         0
5 Aug 2001                       697,378,481.87               0.000000                         0
6 Aug 2001                       690,934,298.10               0.000042                    29,019
7 Aug 2001                       680,457,264.26               0.000042                    28,579
8 Aug 2001                       698,039,249.61               0.000042                    29,318
9 Aug 2001                       696,439,792.88               0.000042                    29,250
10 Aug 2001                      699,515,735.22               0.000042                    29,380
11 Aug 2001                      699,515,735.22               0.000000                         0
12 Aug 2001                      699,515,735.22               0.000000                         0
13 Aug 2001                      712,208,533.71               0.000042                    29,913
14 Aug 2001                      704,001,353.44               0.000042                    29,568
15 Aug 2001                      715,551,336.30               0.000042                    30,053
16 Aug 2001                      710,177,862.92               0.000042                    29,827
17 Aug 2001                      706,712,283.58               0.000042                    29,682
18 Aug 2001                      706,712,283.58               0.000000                         0
19 Aug 2001                      706,712,283.58               0.000000                         0
20 Aug 2001                      711,555,284.51               0.000042                    29,885
21 Aug 2001                      701,395,871.03               0.000042                    29,459
22 Aug 2001                      683,654,245.63               0.000042                    28,713
23 Aug 2001                      682,984,408.01               0.000042                    28,685
24 Aug 2001                      682,298,978.05               0.000042                    28,657
25 Aug 2001                      682,298,978.05               0.000000                         0
26 Aug 2001                      682,298,978.05               0.000000                         0
27 Aug 2001                      692,697,445.27               0.000042                    29,093
28 Aug 2001                      696,278,705.56               0.000042                    29,244
29 Aug 2001                      709,415,754.81               0.000042                    29,794
30 Aug 2001                      711,465,806.22               0.000042                    29,882
31 Aug 2001                      708,689,485.97               0.000042                    29,765
                                                                                     -----------

August 2001                                                                             $675,483
                                                                                     ===========








                                                                                                       EXHIBIT 7
                                                                                                     Page 3 of 3

                     AEP CREDIT, INC.
       FACTORING OF RELIANT ENERGY HL&P RECEIVABLES
              CALCULATION OF CPL FINDER FEE


                                   Reliant
                                 Energy HL&P
                                 Receivables              Finder Fee             Finder Fee
          Date                     Balance                   Rate                  Amount
 ------------------------   ----------------------    --------------------   --------------------
 ------------------------   ----------------------    --------------------   --------------------
 1 Sept 2001                       708,689.485.97                0.000000                      0
 2 Sept 2001                       708,689,485.97                0.000000                      0
 3 Sept 2001                       708,689,485.97                0.000000                      0
 4 Sept 2001                       709,559,246.93                0.000042                 29,801
 5 Sept 2001                       707,836,172.12                0.000042                 29,729
 6 Sept 2001                       729,232,685.15                0.000042                 30,628
 7 Sept 2001                       742,000,181.31                0.000042                 31,164
 8 Sept 2001                       742,000,181.31                0.000000                      0
 9 Sept 2001                       742,000,181.31                0.000000                      0
 10 Sept 2001                      741,161,612.46                0.000042                 31,129
 11 Sept 2001                      745,651,327.33                0.000042                 31,317
 12 Sept 2001                      755,098,673.95                0.000042                 31,714
 13 Sept 2001                      760,854,481.66                0.000042                 31,956
 14 Sept 2001                      766,760,196.53                0.000042                 32,204
 15 Sept 2001                      766,760,196.53                0.000000                      0
 16 Sept 2001                      766,760,196.53                0.000000                      0
 17 Sept 2001                      773,782,081.88                0.000042                 32,499
 18 Sept 2001                      745,881,073.22                0.000042                 31,327
 19 Sept 2001                      747,144,750.52                0.000042                 31,380
 20 Sept 2001                      749,463,856.23                0.000042                 31,477
 21 Sept 2001                      743,683,765.18                0.000042                 31,235
 22 Sept 2001                      743,683,765.18                0.000042                 31,235
 23 Sept 2001                      743,683,765.18                0.000042                 31,235
 24 Sept 2001                      757,640,084.04                0.000042                 31,821
 25 Sept 2001                      733,523,559.00                0.000043                 31,542
 26 Sept 2001                      743,062,844.35                0.000043                 31,952
 27 Sept 2001                      741,182,037.46                0.000043                 31,871
 28 Sept 2001                      753,604,693.11                0.000043                 32,405
 29 Sept 2001                      753,604,693.11                0.000043                 32,405
 30 Sept 2001                      753,604,693.11                0.000043                 32,405

                                                                                        ---------
 September 2001                                                                         $724,431
                                                                                        =========


                                                                     EXHIBIT 8
                                                                   Page 1 of 4


                STATE REGULATORY COMMISSION DECISIONS OR ANALYSES



Attached hereto is an order dated October 20, 2000 issued by the Virginia State Corporation Commission authorizing the factoring of receivables of Appalachian Power Company in Virginia. During the period from July 1, 2001 through September 30, 2001 there were no state regulatory commission decisions or analyses issued which addressed the effect of the factoring of AEP system accounts receivable rates.

                                                                     EXHIBIT 8
                                                                   Page 2 of 4

                                COMMONWEALTH OF VIRGINIA

                              STATE CORPORATION COMMISSION

                             AT RICHMOND, OCTOBER 20, 2000


               APPLICATION OF

               APPALACHIAN POWER COMPANY                     CASE NO. PUFOOOO27
               d/b/a AMERICAN ELECTRIC POWER

               For authority to factor
               Its accounts receivables
               to an affiliate

                                  ORDER GRANTING AUTHORITY


                     On August 30, 2000 Appalachian Power Company d/b/a

              American Electric Power Company ("AEP-VA" or "the Company")

              filed an application under Chapter 4 of Title 56 of the

              Code of Virginia. In its application, AEP-VA proposes to

              factor its accounts receivables to an affiliate, currently named CSW Credit, Inc. ("Credit"). According to the

              application, Credit will be renamed.

                   AEP-VA proposes to sell its accounts receivables to

             Credit on a daily basis.  AEP-VA will act as a collection

             agent for the receipt of customer payments and remit these payments to Credit. According to the Company, this process will allow AEP-VA to finance its accounts receivable at a

             lower cost of capital than it could otherwise.

                   The receivables will be purchased based on a discount

             rate. The discount rate is based Upon three different

             costs: a cost of capital component, an agency fee, and a

             bad debt expense. The cost of capital component to AEP-VA

             is determined by usinq a capital structure of 95% debt and

             5% equity.  The cost of debt is based on Credit's actual

             incurred debt costs, and the equity component will be based on the latest allowed return on equity for AEP-VA.

             According to the Company, this will result in a much lower

                                                                      Exhibit 8
                                                                    Page 3 of 4


             overall cost of financing than would otherwise be incurred if the capital structure of AEP-VA was used as a basis for financing these assets.

                  The agency fee component is not recorded as a

             factoring expense.  It is recorded as a receivable from

             Credit.  When the purchased accounts are collected, AEP

             will remit the collections less 2%, which offsets the

             previously recorded receivable from Credit.  Historic bad

             debt expense will also affect the determination of the

             overall discount factor at the time receivables are

             purchased.

                  THE COMMISSION, upon consideration of the application

             and having been advised by its Staff, is of the opinion and finds that approval of the application will not be

             detrimental to the public interest.  However, we are

             limiting the authority granted herein to a period ending

             March 29, 2002. Accordingly,

                  IT IS ORDERED THAT:

                  1) AEF-VA is authorized to sell its accounts receivables

             to Credit, or a successor company, under the terms and

             conditions and for the purposes as detailed in its application.

                  2) The authority granted herein shall expire on March

             29, 2002, unless extended by the Commission.

                  3) The authority granted herein shall have no

             implications for ratemaking purposes.

                  4) Approval of the application shall not preclude the

             Commission from applying the provisions of S 56-78 and S 56-80 of the Code of Virginia hereafter.

                  5) The Commission reserves the right to examine the books

             and records of any affiliate, in connection with the authority granted herein, whether or not such affiliate is regulated by

                                                                      Exhibit 8
                                                                    Page 4 of 4

             this Commission.

                  6) On or before February 28, 2002, AEP-VA shall submit a

             report of action detailing, on a monthly basis, the amount of accounts receivables it has sold to Credit, the average discount factor, and its average cost of short-term debt for the calendar year 2001.

                  7) This matter shall be continued generally subject to

             the continuing review, audit, and appropriate directive of the

             Commission.

                  AN ATTESTED COPY hereof shall be sent to Applicant,

             attention of H. Allen Glover, Esquire, Woods, Rogers &

             Hazelgrove, PLC, P.O. Box 14125, Roanoke Virginia 24038-4125;

             and to the Division of Economics and Finance of the Commission



                                                                   Joel M. Pech
                                      Clerk of the State Corporation Commission